
APEX
NOIRE
EST. 2020

Cannabis business in prime downtown Boston location with over 18 million visitors/year

Corporate Presentation

June 2023

Apex Noire

HIGHLIGHTS

- Operating Adult-use Cannabis Dispensary and Brand
  - Massachusetts Cannabis Control Commission License obtained Sep 17, 2021.
  - City of Boston Host Community Agreement signed March 9, 2021
- Prime downtown Boston location within Faneuil Hall.
  - Faneuil Hall is the 7th most visited tourist destination in the world.
- Doors opened Q1 2023.
- Owner & CEO is Tito Jackson, former Boston councilman.
- Next 12-month projected revenue of $9.75M.
- 5 Year revenue projected as $100M+
- Raising $2M for:
  - Open all lines of business in addition to dispensary (manufacturing and bar)
  - Marketing blitz
  - Working capital



Tito Jackson Aims To Be Boston's First Black Mayor

September 28, 2017 | By Anthony Brooks

Boston mayoral candidate Tito Jackson speaks during a protest against the decision to end DACA earlier this month. (Jesse Costa/WBUR)

PROFORMA FINANCIALS – Faneuil Hall Location Only

- Highly profitable financial plan thanks to world-class location and cannabis retail exclusivity to Faneuil Hall, one of the most visited tourist destinations in the world
- Projected 5-year revenue of > $100M+
- Excellent gross margins and short-time to break-even
- Diverse revenue streams
  - Cannabis Retail
  - Marijuana Infused Product Manufacturing (Edibles)
  - Merchandise and Accessories
  - High-end Cocktail Lounge

Apex Noire 5 Year Proforma Profit and Loss

P&L	Year 1	Year 2	Year 3	Year 4	Year 5
Cannabis Retail Revenue	8,463,000	12,694,500	14,560,000	18,018,000	24,752,000
Marijuana Infused Products Revenue	775,000	2,500,000	4,000,000	5,500,000	7,000,000
Merchandise/Accessories Revenue	225,680	327,600	364,000	436,800	582,400
Bar Revenue	282,100	491,400	637,000	873,600	1,310,400
Total Revenues	**$9,745,780**	**$16,013,500**	**$19,561,000**	**$24,828,400**	**$ 33,644,800**
Cumulative Revenue	*9,745,780*	*25,759,280*	*45,320,280*	*70,148,680*	*103,793,480*
Cost of Goods					
Cannabis Retail Cost of Goods	4,589,612	7,174,850	8,480,400	10,633,160	14,533,120
MIPS Cost of Goods	155,000	500,000	800,000	1,100,000	1,400,000
Merchandise/Accessories COGS	90,272	131,040	145,600	174,720	232,960
Bar COGS	112,840	196,560	254,800	349,440	524,160
Total Cost of Goods	**$4,947,724**	**$ 8,002,450**	**$ 9,680,800**	**$12,257,320**	**$ 16,690,240**
Gross Profit	**4,798,056**	**8,011,050**	**9,880,200**	**12,571,080**	**16,954,560**
Other Expenses					
Operating Expenses (SG&A)	2,307,951	2,307,951	2,876,290	3,160,824	3,705,315
CapEx Expenses	24,000	24,000	24,000	24,000	24,000
Boston Community Host Agreement	50,000	50,000	50,000	50,000	50,000
Total Other Expenses (w/out Depreciation)	2,357,951	2,357,951	2,926,290	3,210,824	3,755,315
Total Operating Expenses (SG&A)	**2,381,951**	**2,381,951**	**2,950,290**	**3,234,824**	**3,779,315**
EBITDA	**2,416,105**	**5,629,099**	**6,929,910**	**9,336,256**	**13,175,245**
Tax (Based on 280e)	1,249,894	2,086,879	2,573,792	3,274,766	4,416,663
Net Free Cash Flow	**$1,166,211**	**$ 3,542,220**	**$ 4,356,117**	**$ 6,061,489**	**$ 8,758,582**

COMPARISONS & ASSUMPTIONS


CHARLESTOWN
EAST CAMBRIDGE
BEACON HILL
FINANCIAL DISTRICT
CHINATOWN
BACK BAY
SOUTH END
FENWAY
Boston

Apex Noire by Tito Financial Assumptions

Given NETA Brookline reported 2,500 customers a day last year, and given that our location is central & has naturally much higher foot traffic (240,000 workers & 63,000 residents within a 10-min walk & 200,000+ residents within a 10-min MBTA ride), we think it's conservative to estimate 1,000 customers a day by month 3 in year 1. Being open 364 days a year, assuming an average basket of $98.34 per customer, this gives us our $31M predicted revenue in

- As of October 2020, average revenue for a marijuana retailer in Massachusetts was $12.5M*
- NETA Brookline = Closest comparison, though much less foot traffic ~ $88M for 2020*
- NETA Northampton = Next closest comparison, small town ~ $43M for 2020*

*Pre-pandemic retail numbers

THE VISION

- Experiential branding & product development that will influence the next generation
- Social justice that will bring awareness in an environment accessible by many
- Art of all types, including DJ booths, muralists, poetry sessions, live music, and traditional rotating art from local artists
- Cannabis education and wellness
- Unique & diverse product portfolio with our own brands and others, including gummies, chocolate, cookies, soups, edibles, pre-rolled, etc

THE SPECIFICS

- Floor 7: Retractable Rooftop International Cocktail Lounge + DJ Booth
- Floor 6: 2nd Level of the Cocktail Bar & Lounge + DJ Booth
- Floor 5: Staff & Storage
- Floor 4: Art + Education Floor + Sales
- Floor 3: Concierge Sales Booths + Health/Wellness Consulting
- Floor 2: Upscale Retail – Gummies, chocolates, cookies, pre-rolls, etc
- Floor 1: Online Order Pickup & Retail
- Basement: $750K pre-existing commercial kitchen – Co-location of Manufacturing (Marijuana Infused Products) with retail allows customer feedback, quality control, and agile iteration on new products


FIRST FULL SERVICE 7-STORY EXPERIENTIAL CANNABIS RETAIL SHOP + COCKTAIL BAR
Apex Noire by Tito
Funky, chic, appeals to London, NY, but also has the transcendent hip/hop Atlanta/LA, social impact vibe, which is the Tito Jackson brand.

INVESTMENT HIGHLIGHTS

- Highly profitable financial plan thanks to world-class location and cannabis retail exclusivity to Faneuil Hall

- Business Model with multiple streams of revenue
  - Cannabis Retail
  - Marijuana Infused Products Manufacturing
  - Bar (Liquor License has been secured)
  - Merchandise / Accessories
- Attractive Economics

- High Barriers to Entry with Finite Number of Stores in Boston
- Social Equity Program Candidate – 100% Black Owned

- CEO/Owner: Tito Jackson, former Boston City Councilor and Boston Mayoral Candidate

CAPITAL RAISE & USE OF FUNDS

Capital Raise

- Raising up to $2M in Convertible Notes

Use of Funds

- $100K Furniture/Fixtures and limited renovations
- $20K   Cooking Equipment
- $500K Additional Inventory
- $300K Marketing Blitz (Billboards on Highways, Signage in Faneuil Hall, Etc)

$920K Subtotal

- $600K Operating Capital Requirements to Break-even
- $480K Buffer

$2.0M Capital Raise

Tito and Team boot strapped the company to its current state with grit and determination… through regulatory process and

GROWTH STRATEGY


VERDANT

MATTAPAN

2nd Retail

City of Boston Host Community Agreement signed September 2020

Massachusetts Cannabis Control Commission License expected Q3 2021



SEAPORT

3rd Retail

Currently no cannabis retail here



ROWLEY

Cultivation & Manufacturing

Location secured

TEAM



TITO JACKSON

Founder & CEO

Former Boston Councilman



LYSAH HEBRON, MBA

COO – Upon Financing

4+ years operating a highly profitable dispensary in Quincy



JENNIFER SMITH, MBA

Advisor

10+ years operational experience building franchises



BLAKE WILLIAMS

CGO – Future Member of Team

12+ years growing cannabis in Colorado and Massachusetts


APEX
NOIRE
EST. 2020

Join us in transforming the
cannabis industry

Tito Jackson
(+1) 781.507.3987
tito@apexnoire.com

150 State Street
Boston, Massachusetts 02109

Apex Noire by Tito

BACK-UP











References for Financial Calculations


AVERAGE BASKET SIZE BY STATE 2020 YTD
$100
$80
$60
$40
$20
0
$32.56
$38.97
$57.20
$64.13
$66.82
$84.58
$96.34
WA
OR*
CO
CA
NV
MI*
MA
* = Includes Medical Sales

https://www.masslive.com/local/2021/01/marijuana-revenue-presents-opportunities-challenges-for-massachusetts-communities-as-industry-enters-third-year.htm

- "Massachusetts' 80 operating marijuana retailers topped $1 billion in total gross sales, according to the state's Cannabis Control Commission"
- $1B/80 retailers = $12.5M average revenue per retailer

https://www.boston.com/news/local-news/2020/03/16/neta-brookline-recreational-sales-coronavirus/

- "NETA's Brookline store...effectively the busiest pot shop on the East Coast...an average of 2,500 customers a day."
- Average basket in MA is $96.34. NETA Brookline is open 365 days a year. 2,500 x $96.34 x 365 = $87.9M for 2020 projection

https://www.masslive.com/marijuana/2020/08/heres-where-marijuana-tax-revenue-has-gone-in-massachusetts.html

- Cannabis Control Commission data shows that Northampton "has collected just over $2.6M in local option excise taxes since NETA [Northampton] opened." Northampton excise tax is 3% of gross sales.
- Given NETA Northampton opened November 2018, and this article was published August 2020, that means NETA Northampton did $86M in

INVESTMENT TERMS

- $2M Convertible Notes
- ($50K minimum investment)
- 10% interest rate
- 36 month note
- Converts at a 15% Discount in future Qualified Series A Financing
- $25M Valuation Ceiling for Convertible Note Investors